ROTH CH ACQUISITION I CO. PARENT CORP.

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

February 9, 2021

Celeste M. Murphy Branch Chief United States Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Roth CH Acquisition I Co. Parent Corp. (the "Company") Registration Statement on Form S-4 (Registration No. 333-250847) (the "Registration Statement")

Dear Ms. Murphy:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 4:00pm on February 11, 2021 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

ROTH CH ACQUISITION I CO. PARENT CORP.

By:	/s/ Byron Roth
Name: Byron Roth
Title: Chairman of the Board and Chief Executive Officer